CCF Holdings LLC
5165 Emerald Pkwy
Suite 100
Dublin, Ohio 43017

March 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CCF Holdings LLC
Request to Withdraw Registration Statement on Form S-1
Registration No. 333-231069

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, CCF Holdings LLC (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-231069) together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was filed by the Company pursuant to a Registration Rights Agreement that the Company entered into with certain of its security holders.  The holders of “Registerable Securities” (as defined in the Registration Rights Agreement) have agreed to terminate the Registration Rights Agreement.  No securities were sold, issued or otherwise distributed or will be sold, issued or otherwise distributed under the Registration Statement.

The Registration Statement was originally filed with the Commission on April 26, 2019, was declared effective on July 17, 2019, and a post-effective amendment was declared effective on March 24, 2020.

Because no securities were sold under the Registration Statement and the Registration Rights Agreement has been terminated, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a). Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact John T. Owen of Morrison & Foerster LLP at (212) 468-8036. Thank you for your assistance with this application for withdrawal.

Sincerely,

CCF Holdings LLC

By:	/s/ Michael Durbin
Michael Durbin
Chief Financial Officer

cc:	John T. Owen, Esq. (Morrison & Foerster LLP)